

August 8, 2011

Via E-mail
Marc Weitzen, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re:** **Forest Laboratories, Inc.**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed August 3 and 4, 2011 by Icahn Capital LP et al.**
> **File No. 001-05438**

Dear Mr. Weitzen:

We have reviewed your filings and have the following comments.

Soliciting Materials filed on August 3, 2011

Denner, Mulligan have no conflict to serve on Forest Labs board…, page 1

1. As we have noted in our previous comment letters, assertions of opinion or belief should be clearly characterized as such and a reasonable factual basis must exist for each statement or assertion of opinion or belief. In future filings, please characterize statements regarding Messrs. Denner and Mulligan's potential conflicts of interest or lack thereof as your opinion or belief and provide contextual support for your conclusion. Similarly, assertions regarding the nominees' abilities if elected to the board should be characterized as statements of opinion or belief. Refer to soliciting materials filed on August 4, 2011.

2. While you may highlight your opinion of Forest Laboratories' policies on conflicts of interest, in future filings, please supplement your disclosure and disclose that Forest Laboratories has provisions in its Corporate Governance Guidelines and Code of Business Conduct and Ethics, which address board member conflicts of interest.

Peer group comfortable navigating conflicts…, page 2

3. In future filings, provide context to your disclosure by specifying how you have defined conflicts of interest and competitive interests. In this regard, it is not apparent whether you have included in the tally of directorships, directorships on boards of companies that are actual competitors of the named company. By footnote or otherwise, your disclosure should contextualize and provide further disclosure regarding the data presented. Further, please disclose whether you have knowledge of actual conflicts of interest each

peer group company's board has had to address. Avoid making unsupported comparisons or assertions in future filings unless you provide appropriate context or support. Refer generally to Rule 14a-9(a).

Soliciting Materials filed on August 4, 2011

"Icahn nominees can help fix Forest Labs…,", page 1

4. In future filings, please acknowledge the limitations your nominees will face, if elected to the board, given their minority status. Further, acknowledge that the track record of the nominees does not guarantee that they will enhance value at Forest Labs, if elected.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions